# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NexMetals Mining Corp., CIK 0000795800
CUSIP: 65346E204
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 3123-595 Burrard Street, Vancouver, British Columbia Canada (A1), V7X 1J1
Date of event which requires filing of this statement: 11/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-001411
Filed by CIK 0001481669

## Reporting persons
- EdgePoint Investment Group Inc.: type of reporting person: investment adviser (IA), non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 6,608,420; shared voting power 5,386,838; sole dispositive power 6,608,420; shared dispositive power 5,386,838; aggregate amount beneficially owned 11,995,258 (29.09% of the class)

## Item 1. Issuer
Name of issuer: NexMetals Mining Corp.
Address of issuer's principal executive offices: 3123-595 Burrard Street, Vancouver, British Columbia, V7X 1J1, Canada

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of EdgePoint Investment Group Inc. ("EdgePoint") with respect to the Common Shares (the "Common Shares"), of NexMetals Mining Corp.(the "Issuer").
EdgePoint acts as investment manager to, and exercises investment discretion with respect to the Common Shares directly owned by, a number of private investment funds and mutual fund trusts.
Address of principal business office or, if none, residence: 150 Bloor Street West, Suite 700, Toronto, Ontario M5S 2X9, Canada
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: NA

## Item 4. Ownership
Amount beneficially owned: 11,995,258.00
Percent of class: 29.09%
Sole power to vote or to direct the vote: 6,608,420
Shared power to vote or to direct the vote: 5,386,838
Sole power to dispose or to direct the disposition: 6,608,420
Shared power to dispose or to direct the disposition: 5,386,838

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4:
Consists of 6,250,553 Common Shares (as defined herein) held by EdgePoint (as defined herein) and 5,744,705 Common Shares issuable upon the exercise of warrants of the Issuer (as defined herein) held by EdgePoint.

The percentage set forth in Item 4(b) is calculated using an updated figure for the issuer's total outstanding common shares as of November 30, 2025. The issuer's most recently filed Form 10-Q (filed November 13, 2025) reported 21,455,608 shares outstanding. Subsequent thereto, the issuer completed a capital raise and issued an additional 14,035,100 common shares, as disclosed in its Form 8-K dated November 17, 2025, which increased total outstanding shares to 35,490,708, plus 5,744,705 Common Shares issuable upon the conversion of warrants of the Issuer held by EdgePoint.

## Signatures
- EdgePoint Investment Group Inc.: Sayuri Childs, Sayuri Childs / Chief Compliance Officer (12/05/2025)